Exhibit 99.4

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Extendicare Inc. (the “Company”) on Form 6-K for the period ending June 30, 2003 (the “Report”) each of the undersigned officers of the Company certify solely for purposes of complying with 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mel Rhinelander

Mel Rhinelander
President and Chief Executive Officer
August 20, 2003

/s/ Mark W. Durishan

Mark W. Durishan
Vice President, Finance and Chief Financial Officer
August 20, 2003

A signed original of this written statement required by Section 906 has been provided to Extendicare Inc. and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.